Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Half-Year Financial Report

For the Half-Year Ended

31 December 2024

(previous corresponding period: half-year ended 31 December 2023)

To be read in conjunction with the 30 June 2024 Annual Report.

In compliance with Listing Rule 4.2A.

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

26 February 2025

Appendix 4D Half-Year Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2024

Previous Reporting Period – Half-year Ended 31 December 2023

Revenues	—	—	to	—
Other Income	up	77%	to	7,276,004
Total revenue and other income	up	77%	to	7,276,004
Loss after tax attributable to members	up	5%	to	(22,377,429)
Net loss for the period attributable to members	up	5%	to	(22,377,429)

The loss after tax for the half-year ended 31 December 2024 of A$22,377,429 was higher compared to A$21,228,191 for the half-year ended 31 December 2023. The increase in loss after tax for the period ended 31 December 2024 was mainly attributable to the following:

•

an increase in R&D and intellectual property expenses of $4.89m mainly attributable to the increase in clinical trial expenses and staff costs while contract laboratory services and manufacturing costs decreased;

•	Net gain on foreign exchange was $992k for the half year ended 31 December 2024 compared to a loss of $27k for the half-year ended 31 December 2023.

The above increases in total expenses were offset partly by the following:

•	an increase in interest income by $1.14m

•	an increase in grant income by $1.10m

•	corporate expenses decreased by $568k this reporting period mainly due to a decrease in share-based payment expense.

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)*
As at 31 December 2024	11.30
As at 31 December 2023	8.99

Immutep Limited- Appendix 4D	Page 1

Contents

Directors’ Report	3

Auditor’s Independence Declaration	11

Half-Year Financial Report

Consolidated Statement of Comprehensive Income	12

Consolidated Balance Sheet	13

Consolidated Statement of Changes in Equity	14

Consolidated Statement of Cash Flows	15

Notes to the Consolidated Financial Statements	16

Directors’ Declaration	27

Independent Auditor’s Review Report to the Members	28

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by Immutep Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immutep Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is at Level 32, 264 George Street, Australia Square, SYDNEY, NSW 2000. Its shares are listed on the Australian Securities Exchange (ASX) and NASDAQ Global Market (NASDAQ).

Immutep Limited- Appendix 4D	Page 2

Directors’ Report

Your directors present their report on the group consisting of Immutep Limited and the entities it controlled at the end of, or during (referred to hereafter as the “Group” or “Immutep” and or the “Company”) the half-year ended 31 December 2024.

Directors

The following persons were directors of Immutep during the whole of the half-year and up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non- Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Dr Frédéric Triebel	(Executive Director & Chief Scientific Officer)
Ms Lis Boyce	(Non-Executive Director)
Ms Anne Anderson	(Non-Executive Director, resigned on 4 October 2024)

PRINCIPAL ACTIVITIES

Immutep is a clinical stage biotechnology company developing novel Lymphocyte Activation Gene-3 (LAG3) related immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to LAG-3. It has a diversified product portfolio that harnesses LAG-3’s unique ability to stimulate the body’s immune response to fight cancer or suppress it to address autoimmune disease.

Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. The Company is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

Immutep is focused on advancing its lead product candidate, eftilagimod alpha (efti) through a Phase III clinical trial towards marketing approval in first line non-small cell lung cancer (1L NSCLC). Also, the company has later stage clinical trials in first line head and neck squamous cell carcinoma (1L HNSCC) and metastatic breast cancer. The Company has multiple active trials evaluating efti across these indications and others. The Company has other product candidates including IMP761 for which a Phase I study is in progress, for the treatment of autoimmune disease.

Good progress and encouraging clinical results have been reported by the Company throughout the half year. Immutep continues to develop multiple promising assets and, with the commencement of TACTI-004, is now a Phase III stage biotech company.

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (Continued)

TACTI-004: Phase III trial in first line non-small cell lung cancer (1L NSCLC)

1L NSCLC is one of the most significant cancer indications and has a high unmet medical need. The TACTI-004 trial is designed to set a new standard of care and is a key value driver for Immutep.

During the half year, the Company received positive feedback from the US Food and Drug Administration (FDA) on the design of the trial, building on previously received guidance from the German Paul-Ehrlich-Institut and the Spanish Agency for Medicines and Health Products. In December 2024, Immutep started TACTI-004, following the receipt of regulatory approval from the Australian Therapeutic Goods Administration.

Immutep has prepared regulatory submissions to the vast majority of the more than 25 countries that will be part of the global TACTI-004 trial. Additional approvals from multiple countries are expected in early CY2025. The Company expects to enrol the first patient in Q1 of CY2025.

TACTI-004 is Immutep’s registrational Phase III trial of efti in combination with an anti-PD-1 therapy in 1L NSCLC patients. This pivotal trial is evaluating efti in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and chemotherapy. The study is taking place under Immutep’s third collaboration with MSD, with Immutep conducting the trial and retaining the commercial rights to efti, while MSD is suppling KEYTRUDA at no cost to Immutep.

TACTI-004 will enrol approximately 750 patients regardless of PD-L1 expression and include both squamous and non-squamous subtypes to address almost the entire 1L NSCLC market eligible for anti-PD-1 therapy. It is a 1:1 randomised, double-blind, multinational, controlled study, with dual primary endpoints of progression-free survival and overall survival and will include over 150 clinical sites in over 25 countries across the globe.

TACTI-003: Phase IIb trial in first line head and neck squamous cell carcinoma (1L HNSCC)

Immutep reported new clinical data from both Cohort A and B of the TACTI-003 trial during the half year.

Cohort A

Clinical data was reported from Cohort A of the TACTI-003 trial in a late-breaking abstract and prestigious Proffered Paper oral presentation at ESMO Congress 2024, in September. Late-breaking abstracts are reserved for high-quality, new research findings from randomised phase II or phase III trials with implications for clinical practice or understanding of disease processes. Proffered Papers are oral presentations of original data of superior quality, followed by expert discussion and perspectives.

The updated data from Cohort A showed that in patients with PD-L1 positive tumours (CPS ≥1), efti in combination with KEYTRUDA’s outperformance was largest in CPS ≥20 with 31.0% objective response rate (ORR) (34.5%

TACTI-003 is Immutep’s ongoing Phase IIb trial evaluating efti in combination with KEYTRUDA as a 1L therapy in approximately 154 patients with 1st line HNSCC. It is a randomised, controlled clinical study taking place across Australia, Europe and the US in up to 35 clinical sites and is being conducted in collaboration with MSD. Immutep has FDA Fast Track designation with the potential for expedited development and review for the combination of efti with pembrolizumab for this indication.

The trial has two parts, patients in Cohort A have tumours that express PD-L1 (CPS >1) are stratified by CPS 1-19 and CPS >20, and patients in Cohort B have PD-L1 negative tumours (CPS <1). Enrolment into the trial was completed in November 2023.

ORR including a partial response recorded after data cut-off date) versus 18.5% ORR for KEYTRUDA monotherapy. Efti in combination with KEYTRUDA led to a high durability of response of 17.5 months in patients with CPS ≥1 and the combination continues to have favourable safety profile. Additionally, a statistically significant increase in absolute lymphocyte count, measured as an exploratory biomarker, was seen in the efti with KEYTRUDA arm indicating an effective efti-induced immune response in this randomised setting.

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (Continued)

Cohort B

Updated clinical data from Cohort B was presented at an ESMO Virtual Plenary session in early July 2024, with further data reported at the ESMO Immuno-Oncology (IO) Annual Congress 2024, in December. In patients with negative PD-L1 expression (CPS <1) in Cohort B, efti in combination with KEYTRUDA® achieved a 35.5% ORR. This is among the highest recorded for a treatment approach not containing chemotherapy in patients with CPS <1. The combination with efti also attained a high complete response rate of 9.7%, which compares favourably to a historical control of 0% from anti-PD-1 monotherapy in 1L HNSCC patients with a CPS <1. Additionally, durability of responses was tracking well.

In December 2024, Immutep added to the high response rates and favourable safety data reported in July 2024. The new data showed that positively, median overall survival (OS) had not yet been reached and the 12-month OS rate is 67%. A promising progression-free survival (PFS) of 5.8 months, interim median duration of response (DOR) of 9.3 months, 35.5% objective response rate (ORR) and 58.1% disease control rate (DCR) were also reported. The complete response rate increased to 12.9% and 16.1%, according to RECIST 1.1 and iRECIST, respectively. This data compares favourably to historical results from anti-PD-1 therapy alone in 1L HNSCC patients with CPS <1. In addition, efti in combination with KEYTRUDA continued to be well-tolerated with no new safety signals.

Immutep will continue to follow the maturing data from TACTI-003, with the most relevant endpoint of OS expected in 2025, and engage with regulatory authorities regarding potential paths forward, especially in the CPS<1 segment.

AIPAC-003: Integrated Phase II/III trial in Metastatic Breast Cancer

Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in October 2024. The Phase II portion enrolled 65 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who had exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors. The patients are being treated across 22 clinical sites in Europe and the United States.

The trial evaluated safety data in the first six patients in FY24. These patients tolerated the therapy well with no dose limiting toxicities. Accordingly, the independent Data Monitoring Committee (IDMC) recommended proceeding to the randomised Phase II portion of the trial.

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with chemotherapy (paclitaxel) for the treatment of metastatic HER2-neg/low breast cancer and triple-negative breast cancer, which together account for ~78% of breast cancer cases. The trial was designed to include an open-label safety lead in of up to 12 patients dosed at 90mg efti, to be followed by a randomised (1:1) portion of the Phase II study consisting of 65 patients who will receive either 30mg efti or 90mg efti to determine the optimal biological dose, consistent with the FDA’s Project Optimus initiative.

Immutep Limited- Appendix 4D	Page 5

Directors’ Report (Continued)

Phase I and II Studies with Eftilagimod Alpha

TACTI-002: Phase II trial in NSCLC and HNSCC

Immutep continued to follow patients with first-line non-small cell lung cancer (1L NSCLC), in Part A of the TACTI-002 trial during the half year.

The Company has previously reported clinical interim results from Part A showing efti is enabling deep, durable responses for patients regardless of PD-L1 expression with a favourable safety profile in line with anti-PD-1 monotherapy. Exceeding expectations, median OS had reached 35.5 months in NSCLC patients expressing PD-L1 (patients with a Tumour Proportion Score (TPS) of ≥1%), 23.4 months in patients with low PD-L1 expression (TPS 1-49%). Encouragingly, OS had not been reached in patients with high PD-L1 expression (TPS ≥50%).

TACTI-002 is Immutep’s ongoing Phase II trial being conducted in collaboration with MSD and is evaluating efti in combination with MSD’s KEYTRUDA in patients with 1L and 2L NSCLC (Parts A and B, respectively) and 2L HNSCC (Part C). The trial is an all-comer study meaning patients can participate regardless of their PD-L1 biomarker status. It is a non-comparative, open-label, single-arm, multicentre clinical study. Part A is ongoing, while Immutep has previously reported final data from Parts B and C of the trial.

EFTISARC-NEO: Phase II trial in Soft Tissue Sarcoma

New data from the EFTISARC-NEO trial was presented at the Connective Tissue Oncology Society (CTOS) 2024 Annual Meeting in November 2024. Based on preliminary analysis, the triple combination therapy demonstrates significant efficacy in the neoadjuvant setting for resectable soft tissue sarcoma (STS). The combination achieved a greater than three-fold increase in tumour hyalinization/fibrosis (median 50%) at the time of surgery as compared to a historical median of 15% from radiotherapy alone. In addition to being the primary endpoint of the EFTISARC-NEO study, the tumour hyalinization/fibrosis rate has also been identified as a predictor of overall survival for STS patients in the neoadjuvant setting.

The data also showed 71.4% of patients achieved a pathologic response defined as ≥35% of hyalinization/fibrosis and 9.5% of patients achieved a complete pathologic response. Additionally, the triple combination therapy is safe with no grade ≥3 toxicities related to efti and KEYTRUDA.

EFTISARC-NEO is a Phase II, open-label trial currently underway at the Maria Skłodowska-Curie National Research Institute of Oncology in Poland. This investigator-initiated study is examining the combination of efti, radiotherapy and pembrolizumab in up to 40 patients with STS in the neoadjuvant setting (before surgery). STS is an orphan disease with high unmet medical need and poor patient prognosis. The study is primarily funded by the Maria Sclodowska Curie National Research Institute of Oncology with a grant from the Polish government of €1.5M (~A$2.2M), with efti being provided by Immutep.

The EFTISARC-NEO study is the first to evaluate efti in a neoadjuvant setting and the first to combine efti with radiotherapy. Importantly, the neoadjuvant setting allows for the impact of this novel combination to be assessed in the tumour microenvironment.

Immutep Limited- Appendix 4D	Page 6

Directors’ Report (Continued)

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT-003 (Stratum C) - Phase I triple combination with standard-of-care anti-PD-1 therapy and chemotherapy

INSIGHT-003 evaluates a triple combination therapy consisting of efti and an approved standard of care combination of chemotherapy (carboplatin and pemetrexed) and an anti-PD-1 therapy in approximately 50 patients with NSCLC adenocarcinomas.

INSIGHT-003 continued to enroll patients throughout the half year, reaching its enrollment target of approximately 50 evaluable patients across multiple clinical sites in Germany led by the Frankfurt Institute of Clinical Cancer Research IKF, following the period end in January 2025.

INSIGHT is an ongoing investigator-initiated Phase I clinical trial platform exploring efti in various combination treatments. It features five different arms, from strata A to E, with active arms detailed below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

First overall survival results were reported from INSIGHT-003 in November 2024. Mature data from patients with a minimum follow-up of 22 months (N=21) demonstrated results significantly exceeding historical controls and expectations. Data included a median OS of 32.9 months, median PFS of 12.7 months, and a 24-month OS rate of 81.0%. Data from all evaluable patients to date (N=40) showed a marked improvement in ORR compared to historical controls. Safety remains favorable with no new safety signals reported. Additional updates are expected in 2025 and beyond.

INSIGHT-005 (Stratum E) - Phase I trial with Merck KGaA, Darmstadt, Germany, and Pfizer

INSIGHT-005 is an open-label Phase I trial evaluating the safety and efficacy of efti in combination with BAVENCIO® (avelumab) in up to 30 patients with metastatic urothelial carcinoma. The study is being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer, the second collaboration agreement entered into by the three parties, with joint funding from Merck KGaA and Immutep. Patient recruitment continued throughout the half year.

Autoimmune Disease Clinical Development

IMP761 Phase I Trial

During the half year, Immutep received regulatory clearance from the ethics and competent authority in the Netherlands to initiate its Phase I trial of IMP761 which is conducted by CHDR in Leiden, Netherlands. CHDR began dosing participants in August 2024.

In December 2024, Immutep reported favourable initial safety data from the trial, with no treatment related adverse events in the first three of five single ascending dose cohorts in healthy participants. Additional data is expected in CY2025.

IMP761 is Immutep’s proprietary product candidate and the world’s first LAG-3 agonist for autoimmune diseases. LAG-3 is a promising target in autoimmune diseases due to its ability to switch off activated T cells that are damaging tissue or creating inflammatory responses and thereby restore balance to the immune system. IMP761 has the potential to treat the underlying causes of many autoimmune diseases, such as inflammatory bowel disease, rheumatoid arthritis and multiple sclerosis, rather than merely treating the symptoms.

Immutep is conducting a first-in human study of IMP761 which is a single and multiple ascending dose, placebo-controlled, double-blind, Phase I study.

Immutep Limited- Appendix 4D	Page 7

Directors’ Report (Continued)

IMP731 - LAG-3 depleting antibody

Following development work under an exclusive License and Research Collaboration Agreement with GSK, all development and commercialisation rights to the candidate have been restored to Immutep. GSK transferred data of IMP731 to Immutep during the half year.

Immutep is examining the data returned from GSK and will explore options for further developing and commercialising this asset.

IMP731 is Immutep’s LAG-3 depleting antibody. As a depleting antibody, IMP731 has a different mode of action compared to Immutep’s other LAG-3 products in development in oncology and autoimmune diseases. It was evaluated by GSK in a Phase I/Ib trial in psoriasis, an autoimmune disease, with encouraging early evidence of clinical efficacy. GSK then commenced a Phase II trial of the candidate in patients with active ulcerative colitis. While the ulcerative colitis trial was ultimately discontinued, it concluded it may have potential efficacy in other non-gastrointestinal inflammatory conditions.

Additional Research

Monash University

New findings that resolve how human lymphocyte activation gene 3 (LAG-3) binds to its main ligand MHC Class II (MHC-II), also known as HLA Class II (HLA-II) in humans, were published in Science Immunology in December 2024 by Monash University and Immutep. The work is also the first to show the crystal structure of a human LAG-3/MHC-II complex and provides a better foundation for development of blocking LAG-3 therapeutics, including Immutep’s anti-LAG-3 small molecule program.

Under a research collaboration agreement with Monash University, Immutep is investigating the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel. The agreement extends Immutep’s previous research collaboration agreements with Monash University signed in 2017 and 2020.

Cardiff University

Under its collaboration with the world leading scientists at Cardiff University, several promising compounds that block LAG-3 have been identified and continued to be investigated during the half year. The early stage program aims to create an orally available small molecule anti-LAG-3 treatment that offers a more cost-effective alternative to the existing anti-LAG-3 monoclonal and bi-specific antibodies currently on the market or in clinical development.

Immutep has an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialise next-generation anti-LAG-3 small molecules. This agreement builds on years of collaboration between Immutep and Cardiff University’s expert team.

Out-Licensed Programs

EOC Pharma - Efti in China

While Immutep retains the commercialisation rights to efti in all other territories, EOC Pharma is its exclusive development and commercialisation partner for efti (designated EOC202) in China, Hong Kong, Macau and Taiwan. Immutep is continuing to work with EOC Pharma to support its plans to develop efti in China.

Novartis - Ieramilimab

Derived from Immutep’s IMP701 antibody, Ieramilimab a humanised LAG-3 antagonist antibody which is under development with Immutep’s partner, Novartis. Novartis conducted clinical trials of ieramilimab (Novartis code: LAG525) in multiple cancer indications in combination with its PD-1 inhibitor, spartalizumab.

Immutep Limited- Appendix 4D	Page 8

Directors’ Report (Continued)

LabCorp

Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH), is Immutep’s collaboration partner for the development of LAG-3 products or services under a License and Collaboration Agreement.

During the half year, Immutep continued its support for the development of new products and services designed to meet growing demand in LAG-3. This included applying its in-depth LAG-3 expertise and knowledge to the work. Following the receipt of initial fees from LabCorp in 2020, Immutep may be eligible to receive further revenues from commercial milestones as the collaboration progresses.

A Robust Intellectual Property Portfolio

Immutep was granted ten new patents for efti, IMP761 and LAG525 (ieramilimab) in various territories.

Efti

Two patents were granted for efti in combination with a PD-1 pathway inhibitor in South Korea and Brazil. A patent was also granted in Mexico for a binding assay for determining MHC Class II binding activity. The assay is used in the characterisation of efti in GMP-grade manufacturing.

New patents were also granted for efti in combination with a PD-1 pathway inhibitor for the treatment of infection from the Brazilian Patent Office and for the same combination for the treatment of cancer or infection by the Japan Patent Office.

IMP761

Three new patents were granted for IMP761 in India, Israel and Malaysia.

LAG525

For LAG525, which is exclusively licensed to Novartis by Immutep, two new patents were granted in Australia and Taiwan.

Corporate Summary & Financial Performance

Board Changes

Independent Non-Executive Director, Anne Anderson, tendered her resignation from the role, effective from October 2024. The Board thanked her for her contribution to Immutep and wished her every success with her next endeavours.

Immutep enters the ASX300

Recognising Immutep’s considerable growth over the years as a listed company, the Company was added to the S&P/ASX 300 index following the September quarterly review of the S&P Dow Jones Indices. Joining the ASX300 enhances Immutep’s market visibility and supports investor confidence.

Financial Performance

During the current half-year reporting period, total revenue and other income increased from A$4.11 million to A$7.28 million. This was mainly as a result of an increase of A$1.14 million in interest income and an increase in grant income by A$1.10 million.

Total grant income in the current half-year reporting period is A$3.12 million compared to A$2.02 million in the half year ended 31 December 2023.The current period grant income was mainly attributable to the grant income of A$2.67 million in the Company’s French subsidiary which receives grants from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted during the reporting period. Approximately A$456k was recognized in the parent entity from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in the reporting period for the TACTI-004 trials.

Immutep Limited- Appendix 4D	Page 9

Directors’ Report (Continued)

Interest income increased from A$2 million to A$3.14 million in the current half-year reporting period mainly due to the substantial increase in cash and term deposit holdings throughout the six-month period as a result of funds received from the capital raising in June 2024.

Research and development and intellectual property expenses increased from A$20.44 million in the half-year ended 31 December 2023 to A$25.33 million in the current half-year reporting period. The increase is mainly attributable to an increase in clinical trial costs and staff costs while contract laboratory services and manufacturing costs decreased.

Corporate administrative (G&A) expenses for the current half-year reporting period were A$4.23 million compared to A$4.80 million in the previous comparative period. This was mainly as a result of a decrease in share-based payment expenses.

The loss after tax for the half-year ended 31 December 2024 of A$22,377,429 was higher compared to A$21,228,191 for half-year ended 31 December 2023. This increase was mainly attributable to increase in clinical trial activities undertaken during the half-year period.

As Immutep continues to advance its clinical trial programs for efti and IMP761 with prudent cash management, the Company remains well-funded with an aggregate cash, cash equivalent and term deposit balance as at 31 December 2024 of approximately A$159.26 million, which gives Immutep an expected cash reach to the end of CY2026. The A$159.26 million total balance consists of: 1) a cash and cash equivalent balance of $73.89 million and 2) bank term deposits totalling A$85.37 million, which have been recognised as short-term investments due to having maturities of more than 3 months and not more than 12 months.

Outlook

The initiation of the TACTI-004 trial in lung cancer has transformed Immutep into Phase III company with a visible pathway to marketing approval for its lead product candidate, efti. The work done by our team over the years has built up the Company’s manufacturing capabilities, intellectual property position and importantly, delivered high quality trials that have yielded excellent results, placing the Company in the best position possible to bring efti to market for the benefit of cancer patients. A great deal of work still lies ahead and we look forward to keeping shareholders abreast of the milestones along the way.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 11. This report is made in accordance with a resolution of directors.

Yours sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited
26 February 2025

Immutep Limited- Appendix 4D	Page 10

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2024, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Immutep Limited and the entities it controlled during the period

Jason Hayes Partner PricewaterhouseCoopers	Sydney 26 February 2025

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, BARANGAROO, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, PARRAMATTA NSW 2150, PO Box 1155 PARRAMATTA NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half-year Ended 31 December 2024

	Note	31 December 2024 A$	31 December 2023 A$
REVENUE
License revenue		—	—
OTHER INCOME
Research material sales and others		23,125	88,901
Grant income		3,124,546	2,021,842
Net gain on foreign exchange		991,534	—
Interest income		3,136,799	1,999,654

Total revenue and other income		7,276,004	4,110,397

EXPENSES
Research and development and intellectual property expenses		(25,330,664)	(20,436,458)
Corporate administrative expenses		(4,233,642)	(4,802,183)
Net loss on foreign exchange		—	(26,684)
Net change in fair value of convertible note	12	(71,849)	(62,477)
Finance costs		(17,278)	(10,786)

Loss before income tax		(22,377,429)	(21,228,191)

Income tax expense		—	—

Loss for the half-year		(22,377,429)	(21,228,191)

Other Comprehensive income/ (loss)
Exchange differences on the translation of foreign operations	14	5,074,247	(600,632)

Other comprehensive income / (loss) for the half-year, net of income tax		5,074,247	(600,632)

Total comprehensive loss for the half-year		(17,303,182)	(21,828,823)

Loss is attributable to: Owners of Immutep Limited		(22,377,429)	(21,228,191)

Total comprehensive loss is attributable to: Owners of Immutep Limited		(17,303,182)	(21,828,823)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic and diluted loss per share		(1.54)	(1.79)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 12

Consolidated Balance Sheet

As at 31 December 2024

	Note	31 December 2024 A$	30 June 2024 A$
ASSETS
Current assets
Cash and cash equivalents	5	73,886,442	161,790,147
Current receivables	6	6,833,019	7,350,296
Short-term investments	7	85,374,520	20,086,308
Other current assets	8	7,670,080	2,123,691

Total current assets		173,764,061	191,350,442

Non-current assets
Plant and equipment	9	53,083	63,145
Intangibles	10	7,776,770	8,240,937
Right of use assets		625,949	616,578
Other non-current assets		108,653	1,308,179

Total non-current assets		8,564,455	10,228,839

Total assets		182,328,516	201,579,281

LIABILITIES
Current liabilities
Trade and other payables	11	7,310,493	9,562,165
Employee benefits		607,728	690,568
Convertible note liability	12	1,032,612	—
Lease liability		261,160	233,619

Total current liabilities		9,211,993	10,486,352

Non-current liabilities
Convertible note liability	12	—	960,763
Employee benefits		245,147	203,178
Lease liability		391,045	399,409
Provisions		8,125	7,837
Deferred tax liability		—	—

Total non-current liabilities		644,317	1,571,187

Total liabilities		9,856,310	12,057,539

Net assets		172,472,206	189,521,742

EQUITY
Contributed equity	13	543,059,330	542,105,187
Reserves	14	34,437,462	30,063,712
Accumulated losses	14	(405,024,586)	(382,647,157)

Equity attributable to the owners of Immutep Limited		172,472,206	189,521,742

Total Equity		172,472,206	189,521,742

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 13

Consolidated Statement of Changes in Equity

For the Half-year Ended 31 December 2024

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2023	446,272,203	30,127,718	(339,930,532)	136,469,389
Loss for the half-year	—	—	(21,228,191)	(21,228,191)
Other comprehensive income	—	(600,632)	—	(600,632)

Total comprehensive income/(loss) for the half-year	—	(600,632)	(21,228,191)	(21,828,823)

Transactions with owners in their capacity as owners:
Employee Share based payments	—	1,002,208	—	1,002,208
Exercise of vested performance rights	439,101	(439,101)	—	—

Balance at 31 December 2023	446,711,304	30,090,193	(361,158,723)	115,642,774

Balance at 1 July 2024	542,105,187	30,063,712	(382,647,157)	189,521,742
Loss for the half-year	—	—	(22,377,429)	(22,377,429)
Other comprehensive income	—	5,074,247	—	5,074,247

Total comprehensive income/(loss) for the half-year	—	5,074,247	(22,377,429)	(17,303,182)

Transactions with owners in their capacity as owners:
Employee Share based payments	—	253,646	—	253,646
Exercise of vested performance rights	954,143	(954,143)	—	—

Balance at 31 December 2024	543,059,330	34,437,462	(405,024,586)	172,472,206

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 14

Consolidated Statement of Cash Flows

For the Half-year Ended 31 December 2024

	Note	31 December 2024 A$	31 December 2023 A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)		(35,028,302)	(24,358,988)
Grant income received		4,218,405	3,772,944
Research material sales received		27,638	170,674
Interest received		2,252,968	1,975,715
Payment for interest on leases		(16,973)	(10,785)

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES		(28,546,264)	(18,450,440)

CASH FLOWS RELATED TO INVESTING ACTIVITIES*
Payments for plant and equipment		(11,501)	(16,815)
Payments for intangibles		(225,414)	(315,998)
Proceeds from closure of short term investments		5,000,000	—
Acquisition of short term investments		(67,578,319)	(86,308)

NET CASH OUTFLOWS IN INVESTING ACTIVITIES		(62,815,234)	(419,121)

CASH FLOWS RELATED TO FINANCING ACTIVITIES*
Payment for transaction cost for capital raise		(254,455)	(296,264)
Principal elements of lease payments		(118,222)	(128,813)
Refund for overpayment from shareholder		(54,493)	(6,782)

NET CASH OUTFLOWS IN FINANCING ACTIVITIES		(427,170)	(431,859)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(91,788,668)	(19,301,420)
Effect on exchange rate on cash and cash equivalents		3,884,963	(381,315)
Cash and cash equivalents at the beginning of the half-year		161,790,147	123,417,716

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	5	73,886,442	103,734,981

*	Non-cash investing and financing activities relate to the following:

•	Fair value movement of convertible notes disclosed in Note 12 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 13 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 15

Notes to the Consolidated Financial Statements

1.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a) Basis of Preparation

The half-year consolidated financial statements is a general-purpose financial report for the half-year ended 31 December 2024 has been prepared in accordance with Australian Accounting Standard AASB 134: Interim Financial Reporting, and the Corporations Act 2001.

The half-year report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

Accordingly, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2024 and any public announcements made by Immutep Limited during the half-year in accordance with continuous disclosure requirements of the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period, except for the adoption of new and amended standards as set out below.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2.	LIQUIDITY

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2024, the Group holds cash and cash equivalents of A$73,886,442 (30 June 2024: A$161,790,147). In addition, the Company also has bank term deposits totaling A$85.37 million, which have been recognized as short-term investments due to having maturities of more than 3 months and not more than 12 months. Total cash at bank and short-term investment-term deposit as at 31 December 2024 was A$159.26 million.

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty, and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3.	DIVIDENDS

The Board did not declare any dividends in the half-year ended 31 December 2024.

Immutep Limited- Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

4.	SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, Cancer Immunotherapy.

Timing of revenue recognition continues to be for license revenue and other income at point in time except for interest income which is recognised over time.

Operating segment information

31 December 2024	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	3,124,546	—	3,124,546
Interest income	—	3,136,799	3,136,799
Net gain on foreign exchange	—	991,534	991,534
Research material sales and others	23,125	—	23,125

Total revenue and other income	3,147,671	4,128,333	7,276,004

Result
Segment result	(26,416,635)	4,039,206	(22,377,429)

Loss before income tax expense	(26,416,635)	4,039,206	(22,377,429)

Income tax expense	—	—	—

Loss after income tax expense			(22,377,429)

Total segment assets	182,328,516		182,328,516

Total segment liabilities	9,856,310		9,856,310

31 December 2023	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	2,021,842	—	2,021,842
Interest income	—	1,999,654	1,999,654
Research material sales	88,901	—	88,901

Total revenue and other income	2,110,743	1,999,654	4,110,397

Result
Segment result	(23,127,898)	1,899,707	(21,228,191)

Loss before income tax expense	(23,127,898)	1,899,707	(21,228,191)

Income tax expense			—

Loss after income tax expense			(21,228,191)

Total segment assets	123,788,785	—	123,788,785

Total segment liabilities	8,146,011	—	8,146,011

Immutep Limited- Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

5.	CASH AND CASH EQUIVALENTS

	Consolidated
	31 December 2024 $	30 June 2024 $
Cash on hand	289	286
Cash at bank	31,657,118	94,932,968
Cash on deposit	42,229,035	66,856,893

	73,886,442	161,790,147

The above cash and cash equivalents are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from 0% to 4.65% as at 31 December 2024 (30 June 2024 - 0% to 4.80%).

6.	CURRENT RECEIVABLES

	Consolidated
	31 December 2024 $	30 June 2024 $
GST and VAT receivables	1,299,166	1,251,385
Receivable for grant income	5,532,307	6,093,669
Accounts receivables and Other receivables	1,546	5,242

	6,833,019	7,350,296

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2024. No receivables were impaired or past due.

7.	SHORT-TERM INVESTMENTS

	Consolidated
	30 December 2024 $	30 June 2024 $
Term Deposits	85,374,520	20,086,308

	85,374,520	20,086,308

The above short-term investments are held in AUD, USD and EUR. Term deposits are presented as short-term investments if they have a maturity of more than 3 months and not more than 12 months from the date of acquisition. The interest rates on these deposits range from 2.45% to 5.41 % as at 31 December 2024 (30 June 2024 - 5% to 5.41%).

8.	OTHER CURRENT ASSETS

	Consolidated
	31 December 2024 $	30 June 2024 $
Prepayments*	6,566,557	1,904,467
Security deposit	11,456	10,988
Accrued income	1,092,067	208,236

	7,670,080	2,123,691

*	Prepayments are in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Immutep Limited- Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

9.	NON-CURRENT ASSETS - PLANT AND EQUIPMENT

	Plant and Equipment $	Computers $	Furniture and fittings $	Total $
At 30 June 2023
Cost or fair value	506,059	182,397	39,394	727,850
Accumulated depreciation	(454,288)	(158,004)	(32,414)	(644,706)

Net book amount	51,771	24,393	6,980	83,144

Year ended 30 June 2024

Year ended 30 June 2024
Opening net book amount	51,771	24,393	6,980	83,144
Exchange differences	(540)	(34)	(40)	(614)
Additions	—	24,966	4,249	29,215
Disposals	—	(41)	—	(41)
Depreciation charge	(23,950)	(19,820)	(4,789)	(48,559)

Closing net book amount	27,281	29,464	6,400	63,145

At 1 July 2024

At 1 July 2024
Cost or fair value	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

Half-year ended 31 December 2024
Opening net book amount	27,281	29,464	6,400	63,145
Exchange differences	935	767	212	1,914
Additions	—	11,501	—	11,501
Depreciation charge	(10,888)	(9,775)	(2,814)	(23,477)

Closing net book amount	17,328	31,957	3,798	53,083

At 31 December 2024
Cost or fair value	514,817	200,535	44,522	759,874
Accumulated depreciation	(497,489)	(168,578)	(40,724)	(706,791)

Net book amount	17,328	31,957	3,798	53,083

Immutep Limited- Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

10.	NON-CURRENT ASSETS – INTANGIBLES

	Intellectual Property $	Goodwill $	Total $
At 1 July 2023
Cost	25,816,589	109,962	25,926,551
Accumulated amortisation	(16,436,329)	—	(16,436,329)

Net book amount	9,380,260	109,962	9,490,222

Year ended 30 June 2024
Opening net book amount	9,380,260	109,962	9,490,222
Exchange differences	(187,873)	—	(187,873)
Additions	903,154	—	903,154
Amortisation charge	(1,964,566)	—	(1,964,566)

Closing net book amount	8,130,975	109,962	8,240,937

At 1 July 2024
Cost	26,094,543	109,962	26,204,505
Accumulated amortisation	(17,963,568)	—	(17,963,568)

Net book amount	8,130,975	109,962	8,240,937

Half-year ended 31 December 2024
Opening net book amount	8,130,975	109,962	8,240,937
Additions	225,414	—	225,414
Exchange differences	319,898	—	319,898
Amortisation charge	(1,009,479)	—	(1,009,479)

Closing net book amount	7,666,808	109,962	7,776,770

At 31 December 2024
Cost	27,424,566	109,962	27,534,528
Accumulated amortisation	(19,757,758)	—	(19,757,758)

Net book amount	7,666,808	109,962	7,776,770

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method.

The Group amortises intellectual property assets using the straight-line method over a 13 – 14 year period. The Group’s intellectual property assets include patents related to its LAG-3 product candidates.

11.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	31 December 2024 $	30 June 2024 $
Trade payables	3,982,851	3,790,216
Accruals	2,583,797	5,343,241
Other payables	743,845	428,708

	7,310,493	9,562,165

Immutep Limited- Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

12.	CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
Convertible Note	31 December 2024 $	30 June 2024 $
Current liabilities	1,032,612	—
Non-current liabilities	—	960,763

	1,032,612	960,763

	Consolidated
	31 December 2024 $	30 June 2024 $
Convertible note at fair value at beginning of reporting period	960,763	835,446
Net change in fair value	71,849	125,317

Convertible note at fair value at end of reporting period	1,032,612	960,763

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval. Shareholder approval was received on 31 July 2015.

During FY2021, 75% of the Convertible Notes were converted to ordinary shares. These occurred in three tranches of 25% each between March 2021 and June 2021. During FY2022, a further 12.5% of the original Convertible Notes were converted to ordinary shares in March 2022. During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022. At the reporting date, 6.25% of the original Convertible Note balance remains outstanding. The outstanding notional amount of the Convertible Notes (including the accrual of 3% p.a. interest) as at 31 December 2024 was $1,102,209, which can be converted into 7,348,057 ordinary shares at conversion price of $0.15 per share if Ridgeback elects to convert the Convertible Notes into ordinary shares. All converted Notes have been converted to ordinary shares at $nil consideration per the original subscription agreement.

The 13,750,828 Convertible Notes issued in 2015 had a face value of $1.00 per note and are currently convertible at a price of approximately $0.15 per share (adjusted for post share consolidation and anti-dilution clause), mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into ordinary shares of the Company (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which were exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Immutep Limited- Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

12.	CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the financial year under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share (lapsed unexercised on 4 August 2020).

None of the other warrants specified above have been exercised since initial recognition up to 31 December 2024.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%.

The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were five subsequent conversions of convertible notes in total as follows:

Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)

Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)

Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)

Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)

Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)

859,427 convertible notes (i.e., 6.25% of the initial convertible notes) remain outstanding as at 31 December 2024, each with a face value of A$1.00. The liability component of the convertible note has been measured at fair value as required by AASB 2 – Share-based Payments.

Immutep Limited- Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

12.	CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

	Convertible Note – Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,202,491	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at 31 December 2024	1,032,612	2,589,486

13.	EQUITY – CONTRIBUTED

		Consolidated
		31 December 2024 $	30 June 2024 $
Fully paid ordinary shares	13(a)	533,397,376	532,443,233
Options over fully paid ordinary shares - listed		9,661,954	9,661,954

Total Issued Capital		543,059,330	542,105,187

(a) Ordinary shares

		31 December 2024		30 June 2024
		No.	A$	No.	A$
At the beginning of reporting period		1,452,612,290	532,443,233	1,187,306,209	436,610,249
Shares issued during the year	13(b)	—	—	263,777,731	100,235,538
Transaction costs relating to share issues		—	—	—	(4,841,655)
Exercise of performance rights - (shares issued during the year)	13(b)	2,977,285	954,143	1,528,350	439,101

At reporting date		1,455,589,575	533,397,376	1,452,612,290	532,443,233

(b) Shares issued

31 December 2024 details	Number of shares	Issue price A$	Total A$
Exercise of performance rights (shares issued during the period)	2,977,285	0.32	954,143

	2,977,285		954,143

30 June 2024 details	Number of shares	Issue price A$	Total A$
Shares issued under Retail Entitlement Offer	28,063,871	0.38	10,664,271
Shares issued under institutional placement	235,713,860	0.38	89,571,267
Performance rights exercised (transfer from share-based payment reserve)	1,528,350	0.29	439,101

	265,306,081		100,674,639

Immutep Limited- Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

14.	EQUITY – RESERVES AND ACCUMULATED LOSSES

	Consolidated
	31 December 2024 $	30 June 2024 $
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	2,589,486
Foreign currency translation reserve	7,497,563	2,423,316
Share-based payments reserve	5,234,208	5,934,705

	34,437,462	30,063,712

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in Conversion feature of convertible note reserve were as follows:
Opening balance and closing balance	2,589,486	2,589,486

Movements in foreign currency translation reserve were as follows:
Opening balance	2,423,316	3,844,507
Currency translation differences arising during the half-year	5,074,247	(1,421,191)

Ending balance	7,497,563	2,423,316

Movements in share-based payments reserve were as follows:
Opening balance	5,934,705	4,577,520
Options and performance rights expensed during the half-year	253,646	1,796,286
Exercise of vested performance rights transferred to contributed equity	(954,143)	(439,101)

Ending balance	5,234,208	5,934,705

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(382,647,157)	(339,930,532)
Net loss for the half-year	(22,377,429)	(42,716,625)

Ending balance	(405,024,586)	(382,647,157)

15.	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2024%	31 December 2023%
Immutep US Inc	USA	Ordinary	100%	100%
Prima BioMed Middle East FZ LLC	UAE	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep S.A.S.	France	Ordinary	100%	100%

Immutep Limited- Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

16.	CONTINGENT LIABILITIES

There were no material contingent liabilities at 31 December 2024 and 2023.

17.	EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

No matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

18.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i)	Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2024 and 30 June 2024 on a recurring basis:

At 31 December 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	85,374,520	—	—	85,374,520

Total financial assets	85,374,520	—	—	85,374,520

Financial liabilities
Convertible note liability	—	—	1,032,612	1,032,612

Total financial liabilities	—	—	1,032,612	1,032,612

At 30 June 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	20,086,308	—	—	20,086,308

Total financial assets	20,086,308	—	—	20,086,308

Financial liabilities
Convertible note liability	—	—	960,763	960,763

Total financial liabilities	—	—	960,763	960,763

Immutep Limited- Appendix 4D	Page 25

Notes to the Consolidated Financial Statements (continued)

18.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED)

(ii)	Valuation techniques used to determine fair values

Level 1:	The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2:	The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii)	Fair value measurements using valuation techniques

•

Level 1 financial instruments consist of bank deposits having maturities of more than 3 months and not more than 12 months which have been recognized as short-term investments. Refer to Note 7 for details.

•	There are no financial instruments as at 31 December 2024 and 30 June 2024 under Level 2.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 12 for details of fair value measurement

(iv)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2024 A$	Unobservable inputs	Range of inputs
Convertible note	1,032,612	Face value Interest rate of note Risk adjusted interest rate	A$859,427 3% 15%

(v)	Valuation inputs and relationships to fair value

The convertible note was valued using a discounted cashflow model.

Immutep Limited- Appendix 4D	Page 26

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 12 to 26 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards and the Corporations Regulations 2001; and

(ii)	giving a true and fair view of the group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt
CEO and Executive Director

Immutep Limited 26 February 2025

Immutep Limited- Appendix 4D	Page 27

Independent auditor’s review report to the members of Immutep Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Immutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2024, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immutep Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, BARANGAROO, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, PARRAMATTA NSW 2150, PO Box 1155 PARRAMATTA NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Jason Hayes Partner	Sydney 26 February 2025